Exhibit 99.4



Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

RECORD DATE FOR ANNUAL GENERAL MEETING

The board (the "**Board**") of directors (the "**Directors**") of Lufax Holding Ltd (the "**Company**") announces that the annual general meeting of the Company (the "**Annual General Meeting**") will be held on Tuesday, June 30, 2026. For determining the Shareholders' entitlement to attend and vote at the Annual General Meeting, the Board has fixed the close of business on Monday, May 18, 2026 (Hong Kong time) (the "**Shares Record Date**"), as the record date of the shares of the Company (the "**Shares**"). Holders of record of the Shares (as of the Shares Record Date) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof. In order to be eligible to attend and vote at the Annual General Meeting, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrar and transfer office, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, no later than 4:30 p.m. on Monday, May 18, 2026 (Hong Kong time). All persons who are registered holders of record of the Shares on the Shares Record Date will be entitled to vote and attend the Annual General Meeting.

Holders of record of the American depositary shares (the "**ADSs**") as of the close of business on Monday, May 18, 2026 (New York time), are entitled to provide voting instructions to the depositary of the ADSs (the "**Depositary**") and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

Further details including the time, location and proposed resolutions of the Annual General Meeting will be set out in the notice of Annual General Meeting to be issued and provided to holders of record of the Shares and ADSs as of the respective record date together with the proxy materials in due course.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, April 27, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI and Mr. Tongzhuan XI as the executive Directors, Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI as the non-executive Directors, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG as the independent non-executive Directors.